Exhibit 99.1

YAMANA GOLD DECLARES SECOND QUARTER DIVIDEND

TORONTO, ONTARIO, May 4, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") declares a second quarter 2016 dividend of $0.005 per share.  Shareholders of record at the close of business on June 30, 2016 will be entitled to receive payment of this dividend on July 14, 2016.  The dividend is an "eligible dividend" for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com